SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

03032486

6 September 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
      Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a)   General Announcement dated 5 September 2003, Re: Striking off of Subsidiaries; and

b)   General Announcement dated 5 September 2003, Re: Disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd, ("ATE") representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc   Ms Andres Estay   -   The Bank of New York
                              ADR Department
                              101 Barclay St., 22nd Floor
                              New York
                              NY 10286

03 OCT -3 AM 7:21



Form Version 2.0
General Announcement
Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 05-09-2003 05:20:09 PM
Reference No SC-030905-346E6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Striking off of Subsidiaries

* <u>**Contents :-**</u>

The Company wishes to announce that on the application by the Company, the following wholly-owned subsidiaries of the Company, which were incorporated in the Republic of Singapore and were dormant, had been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act of Singapore with effect from 13 August 2003 and notification of the same was published in the Government Gazette, Electronic Edition on 4 September 2003 :

1. AMB Automobile Pte Ltd
2. AMB Engineering Pte Ltd
3. AMB Fortune Holdings Pte Ltd

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as Angkasa Marketing Berhad)

....
Secretary

0 5 SEP 2003



Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Disposal by AMB Venture Sdn Bhd ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("ATE Disposal")

* <u>**Contents :-**</u>

On 3 July 2003, Silverstone Corporation Berhad ("SCB") announced that AMBV and LAP have agreed to extend the deadline up to 31 August 2003 (or such other date as AMBV and LAP shall agree) for ATE to complete the disposal of the entire equity interest in Jiangxi Fuqi Motor Co., Ltd., the legal ownership whereof, as of the completion date of the ATE Disposal on 29 November 2002, is held by ATE and the beneficial interest held by Chrome Marketing Sdn Bhd ("CMSB").

The Board of Directors of SCB wishes to announce that AMBV and LAP have agreed to further extend the deadline to 31 December 2003 (or such other date as AMBV and LAP shall agree) for the completion of the disposal of the entire equity interest in Jiangxi Fuqi Motor Co., Ltd by way of ATE transferring its legal ownership to CMSB.

Shareholders of SCB and potential investors are requested to refer to the series of announcement made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 5 August 2002, 11 September 2002, 10 October 2002, 25 October 2002, 31 October 2002, 29 November 2002, 28 February 2003, 3 April 2003, 19 May 2003 and 3 July 2003 by SCB and/or its adviser, RHB Sakura Merchant Bankers Berhad for further details in respect of the above matter.

<u>**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**</u>

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as Angkasa Marketing Berhad)